Exhibit 6.2

2SERVICE ORDER AGREEMENT

This Service Order Agreement (“SOA”) is entered into this 19th day of March, 2021 (“Effective Date”), by and between SEAN PEACE (“Customer”), a Delaware LLC having a principal office at 1053 East Whitaker Mill Rd. Suite 11 Raleigh NC 27604 and DevelopScripts, LLC (“Developer”), a Texas limited liability company having a principal office at 1221 West Campbell Road, Suite 181, Richardson, Texas 75080.

WITNESSES:

WHEREAS Developer is a software developer with experience and expertise in the development of software applications, including but not limited to its Original Software known generally as Auction Software for the purpose of providing highly customizable forward auctions, reverse auctions, penny auctions, and silent auctions via software development in various industries.

WHEREAS Customer desires that Developer modify the Original Software in accordance with the functionality specified in Exhibit A of this SOA (collectively referred to as the “Modified Software”) and license such Modified Software to Customer.

WHEREAS Developer desires to develop, install and implement the Modified Software and perform the services described in this SOA in accordance with the terms and conditions of this SOA.

NOW, THEREFORE, in consideration of the mutual promises and covenants of this SOA, the sufficiency of which is hereby acknowledged, Customer and Developer hereby agree as follows:

a.	Definitions.

a.	“Authorized Location” means the offices of Developer at its principal office listed above and any other satellite offices where Developer’s representatives and agents may be located, including but not limited to the offices of parent, subsidiary, affiliate, or other related corporate bodies of Developer.

b.	“Confidential Information” means any and all (i) technical information of a Party to this SOA, including, without limitation, copyrights, patents, techniques, sketches, drawings, models, inventions, know-how, processes, apparatus, equipment, algorithms, systems information, software programs, software source documents, formulae related to such Party’s current, future, and proposed products and services, and information concerning research, experimental work, development, design details and specifications, and engineering; (ii) non-technical information regarding the business and affairs of a Party, including, without limitation, commercial, operational, and financial information, business forecasts and development leads, marketing strategies, plans, and related information, procurement requirements, purchasing and manufacturing information, rates and pricing information, sales and merchandising information, customer lists, customer contract terms, supplier/vendor contract terms, carrier contract terms, schedules of inventory and accounts receivable, and facility blue prints; (iii) other trade secrets and proprietary information of a Party; and (iv) notes, analyses, schedules, compilations, studies or other material prepared by a Party, whether in written form or recorded electronically or otherwise, containing or based in whole or in part on those items described in (i), (ii), or (iii) above.

c.	“Developer Documentation” means all printed or electronic materials arising from, relating to, or connected with the Original Software or Modified Software that are created or modified by Developer.

d.	“Discloser” means a Party that discloses information to the other Party.

e.	“Intellectual Property” means (i) trademarks, service marks, brand names, product names, certification marks, trade dress, assumed names, trade names and other indications of origin (whether registered or not); (ii) patents, patent applications and invention disclosures; (iii) trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, discoveries and improvements, chip sets, digital signal processing techniques, ASIC designs, know-how, manufacturing and production processes and techniques, and research and development information (whether patentable or not), drawings, product and system design specifications, detailed design documentation, designs, laboratory books and notebooks, test results, plans, proposals and technical data, business and marketing plans and customer and supplier lists and information; (iv) writings and other copyrightable works of authorship, including computer programs (including, but not limited to, all source code, object code and executable code), data bases, data models, manuals, sales and marketing materials, and documentation thereof, and all copyrights to any of the foregoing (whether registered or not); (v) mask works (whether registered or not); (vi) moral rights; and (vii) registrations of, and applications to register, any of the foregoing with any governmental authority and any renewals or extensions thereof.

f.	“Licensed Materials” means the Customer Documentation, Confidential Information and any other information provided by Customer to Developer pursuant to this SOA.

g.	“Modified Software” means any source code, object code, binary code or executable code created or modified by Developer that is based in whole or in part on the Licensed Materials, and the modified Original Software in accordance with the functionality specified in Exhibit A of this SOA. Modified Software shall also mean any derivative work of the Licensed Materials prepared by Developer.

h.	“Original Software” means Developer’s proprietary software created prior to this SOA as referenced in the recitals above.

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i.	“Original Source Code” means all or part of the Original Software written in human readable, higher-level programming languages.

j.	“Customer Documentation” means all printed or electronic materials arising from, relating to, or connected with the Modified Software that is provided to Developer by Customer.

k.	“Parties” means Customer and Developer collectively; and “Party” means Customer or Developer individually.

l.	“Pre-Existing Intellectual Property” means any Intellectual Property created, licensed, or owned by a Party prior to the Effective Date.

m.	“Recipient” means a Party that receives information from the other Party.

b.	License Grant. Customer grants to Developer and its parent, subsidiary, affiliate or other related corporate body of Developer, and Developer accepts, a non-exclusive, transferable, sublicenseable license for the Term to use, modify, compile, or otherwise create the Modified Software and the Developer Documentation from the Licensed Materials in accordance with this SOA.

c.	License Restrictions.

a.	Scope of Use. Developer acknowledges and agrees that the Licensed Materials shall be used solely for the purposes of this SOA and are only to be used at the Authorized Location. No license to use the Licensed Materials at any other office, facility or location is granted, intended, or implied. The Authorized Location may be changed only by the express written consent of Customer.

b.	Security. Developer acknowledges and agrees to maintain the Licensed Materials, Modified Software and Developer Documentation within a secured and restricted location within the Authorized Location. Developer acknowledges and agrees to password protect any and all portions of the Licensed Materials, Modified Software and Developer Documentation that are electronically stored on a computer or computer readable medium. Developer acknowledges and agrees to limit access to Licensed Materials, Modified Software and Developer Documentation only to those employees, contractors, representatives, and agents of Developer having a specific need to access the Licensed Materials, Modified Software and Developer Documentation. Developer acknowledges and agrees to instruct each such employee, contractor, representative and agent of their obligations with respect to use, copying, protection and security of the Licensed Materials, Modified Software and Developer Documentation.

c.	No Right to License, Sublicense or Transfer. Developer acknowledges and agrees that it has no right to:

i.	distribute, license, sublicense or transfer the Licensed Materials to a third party; or

ii.	encumber or otherwise dispose of the Licensed Materials in any way; or

iii.	make the Licensed Materials available to any unauthorized third parties in any manner.

d.	No Other Rights. Developer agrees not to use the Licensed Materials for any purpose other than as specified in this SOA. Subject to the license granted herein, Customer owns all right, title, and interest in and to the Licensed Materials and all copies and derivations thereof.

d.	Term. The term of this SOA shall commence on the date set forth above and will continue until the earlier of completion of the development, installation and implementation of the Modified Software and other services provided for in this SOA, or this SOA is terminated pursuant to Section 10.

e.	Modified Software Development, Installation, and Implementation.

a.	In General. In consideration of the fees described in Exhibit B of this SOA, Developer will provide the services required to complete development of the Modified Software, the functionality of which is specified in Exhibit A of this SOA and provide necessary services for the installation and implementation of the Modified Software, including user and technical documentation.

b.	Modified Software Specifications. Developer agrees to develop the Modified Software for Customer as directed by Customer that will conform to specifications that have been mutually developed and designed by Customer and Developer, including the functionality specified in Exhibit A of this SOA. Developer further agrees to provide necessary services and systems know-how required for the successful installation and implementation of the Modified Software.

c.	Reports. Developer shall periodically report on the progress of the Modified Software.

d.	Completion Dates. Developer agrees to make commercially reasonable efforts to meet all of the completion dates set forth in Exhibit A of this SOA; provided, however, Customer acknowledges and agrees that changes, modifications, and additions to functionality of the Modified Software are likely to cause Developer to not meet such completion dates.

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e.	Installation. Developer shall provide installation assistance and accept installation responsibilities for the Modified Software.

f.	Testing by Developer. During the thirty (30) day period after delivery and installation of the Modified Software, Developer shall perform and complete testing of the Modified Software for the purpose of establishing that it conforms to design specifications jointly agreed to and designed by Customer and Developer, including but not limited to the functionality specified in Exhibit A of this SOA. Once this testing is complete, Developer shall notify Customer in writing that the Modified Software is operational and ready for commercial use.

g.	Testing by Customer. Within thirty (30) days after receiving notice from Developer that the Modified Software is operational and is ready for commercial use, Customer may, at its option, perform additional testing of the Modified Software for the purpose of independently determining that the Modified Software is operational and ready for commercial use, and establishing that it conforms to design specifications jointly agreed to and designed by Customer and Developer, including but not limited to the functionality specified in Exhibit A of this SOA. If Customer reasonably determines at any time during this period that the Modified Software fails to perform the functionality set forth in the design specifications or contains material programming errors, Customer shall promptly notify Developer in writing after discovering and documenting the nonconformity to the design specifications including the nature and specifics of the nonconformity. Developer shall use its best efforts to make the Modified Software conform to the design specifications or correct the programming errors as soon as possible. Developer shall continue to use commercially reasonable efforts to make the Modified Software conform to the design specifications until Customer accepts the Modified Software, such acceptance to not be unreasonably withheld, or terminates the SOA upon written notice to Developer.

h.	Acceptance. Acceptance shall occur upon either (i) the Modified Software performing the functionality set forth in the design specifications without any material programming errors after being tested by Developer and Customer as described above or (ii) upon availability of commercial productive use of the Modified Software by Customer after being tested by Developer, whichever occurs first.

i.	Training. Developer shall provide Customer a total of forty (40) hours of training on use of the Modified Software at the site(s) where the Modified Software is installed, as requested by Customer at any reasonable time within the first thirty (30) days after delivery and installation of the Modified Software.

j.	Maintenance. Developer shall perform remedial and preventative maintenance for the Modified Software after Customer’s Acceptance so that the Modified Software continues to perform in accordance with the written design specifications per the terms and conditions of the Service Level Agreement.

f.	Payments.

a.	Development and Implementation Fees. In consideration of the services provided hereunder, Customer agrees to the payment schedule and amounts specified in Exhibit B of this SOA. All payments to Developer shall be made net five (5) days upon receipt of appropriate invoices from Developer.

b.	License Fees, Maintenance Fees and Support Fees. Payments for a license to use the Modified Software once completed, and payments for maintenance and continuing support of the Modified Software shall be governed by that certain Service Level Agreement as referenced in Section 7(a)(ii), below, and Exhibit C of this SOA.

c.	Product Transportation Costs. Customer agrees to pay all transportation costs associated with delivery of the Modified Software and any equipment which is being supplied or utilized by Developer and is required for the implementation of the Modified Software.

d.	Taxes. Customer agrees to pay all taxes, fees, value added surcharges, import and export duties, and other assessments levied by any federal, state, local or other governments related to this SOA, including but not limited to any taxes based on Customer’s net income.

g.	Intellectual Property Rights.

a.	Pre-Existing Intellectual Property Rights.

i.	Ownership. All Confidential Information of the Discloser shall remain the property of the Discloser, and except as otherwise provided for in this SOA, no license or other rights to the Confidential Information are granted hereby. In addition, any and all right, title, and interest in and to a Party’s Pre-Existing Intellectual Property shall remain with that Party; provided that any and all right, title, and interest in and to the Original Software and Original Source Code shall remain with Developer.

ii.	Incorporation of Developer’s Pre-Existing Intellectual Property into the Modified Software. Customer acknowledges and agrees that the Modified Software includes Developer’s Pre-Existing Intellectual Property. Developer hereby grants to Customer a limited, revocable, and non-transferable license to use Developer’s Pre-Existing Intellectual Property that is incorporated, added or otherwise included into the Modified Software only in connection with the Modified Software and not on a stand-alone basis; provided, however, Customer acknowledges and agrees that such license terminates upon the termination of this SOA, and Customer must enter into a Service Level Agreement that will become effective upon termination of this SOA in order to obtain an ongoing license to use the Modified Software.

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b.	wFull and exclusive right, title, interest and ownership in or to all tangible and intangible incidents of the Modified Software, Developer Documentation and associated Intellectual Property, including but not limited to all inventions, improvements and modifications conceived of or made by the Developer that are based, either in whole or in part, on the Customer’s feedback, suggestions, or recommended improvements which Developer possesses or is entitled to shall vest solely in and is hereby assigned to Developer as of the date this SOA is signed by the Parties. Except as provided in this SOA, Customer shall retain no right, ownership, or title in or to the Modified Software, Developer Documentation or in any associated Intellectual Property. The Parties also agree that Developer owns all right, title, interest, and ownership in or to any and all derivative works, related additions, modifications, and enhancements to the Modified Software and Developer Documentation. Customer shall execute and/or cause its employees, contractors, and agents to execute any and all documents reasonably necessary to document Developer’s ownership of the Modified Software and any intellectual property rights associated with the Modified Software, including the waiver of any moral rights of Customer or its employees, contractors, and agents.

c.	Disclosure. Customer agrees to promptly disclose to Developer and to assign and hereby assigns to Developer all of its right, title, and interest in and to all ideas, inventions and works of authorship conceived or developed by Customer during the term of this SOA which arise from, relate to or are connected with the business or the actual research or development for Customer of the Modified Software or any work performed by Developer for Customer on the Modified Software.

d.	Cooperation by Customer. Should Developer or any of its agents or representatives seek to obtain letters patent, trademarks, or copyrights in any country of the world on all or part of the Modified Software, Customer agrees to cooperate fully without additional compensation in providing information, completing forms, performing actions, and obtaining the necessary signatures or assignments required to obtain such letters patent, trademarks, or copyrights.

e.	Copyright Notices. Developer may include appropriate copyright notices in the Modified Software reflecting Developer’s ownership of the Modified Software. Customer will not remove the copyright notices from the Modified Software. Customer agrees to use its best efforts to prevent any unauthorized copying of the Modified Software.

f.	Other Products. Nothing herein shall prohibit, or in any way limit, Developer's right to use, develop or market existing or subsequently developed or modified software, technology, ideas, inventions, or concepts, or to use its expertise, skills or knowledge acquired in the performance of services rendered under this SOA in any current or subsequent endeavors.

h.	Representations, Warranties and Disclaimers.

a.	Enforceability. Each Party represents and warrants that:

i.	It is a business entity duly created and validly existing under the laws of the jurisdiction of its creation.

ii.	It has full power and authority to carry on its business as now being conducted.

iii.	It has full power and authority to enter into this SOA and to consummate the transactions contemplated hereby and thereby.

iv.	This SOA has been duly executed and delivered by, and constitutes legal, valid, and binding obligations of the Party, enforceable against the Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, preference, and other laws relating to or affecting enforcement of creditors’ rights generally.

v.	No dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced, threatened, or are pending or proposed in respect of the Party.

b.	No Conflict. Each Party represents and warrants that neither the execution and delivery of this SOA nor the completion of any assignment in accordance with the provisions hereof nor the consummation of the other transactions contemplated hereunder will result in or constitute any of the following:

i.	a conflict with violation of or default under, or any event that, with notice or lapse of time or both would be a default, breach, or violation of any provision of the articles of incorporation or by laws, shareholders agreement or other governing corporate documents of the Party, any material authorization or any material agreement, instrument or document to which the Party is a Party or by which it is bound; or

ii.	a conflict with or violation or breach of any law, rule or regulation of any governmental authority, or any judgment, decree, order or injunction applicable to the Party.

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c.	Intellectual Property.

i.	Developer represents and warrants that:

1.	except with respect to the Licensed Materials, the Modified Software will not, to the knowledge of Developer, infringe the Intellectual Property rights of any third party;

2.	it will not use any Intellectual Property owned by a third party in the Modified Software; and

3.	neither Developer nor any individual involved with the Licensed Materials or Modified Software is under any obligation to assign or otherwise give work done under this SOA to any third party.

ii.	THE CONFIDENTIAL INFORMATION OF EACH PARTY IS PROVIDED “AS IS”, AND NEITHER PARTY MAKES ANY PROMISES, REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE CONFIDENTIAL INFORMATION OR ANY PORTION THEREOF.

iii.	THE LICENSED MATERIALS ARE PROVIDED “AS IS”, AND CUSTOMER MAKES NO PROMISES, REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE LICENSED MATERIALS OR ANY PORTION THEREOF.

d.	Modified Software.

i.	In General. Developer warrants that: any services furnished hereunder shall be free from defects and will be performed in a workmanlike manner; and the Modified Software will be free of material programming errors, defects in workmanship and materials. In addition, the Modified Software shall operate in conformity with applicable standards and the written design specification, including the functionality specified in Exhibit A of this SOA.

ii.	Reporting Claims. Customer shall promptly notify Developer, in writing, of any warranty claims and provide Developer with sufficient documentation to analyze the claim and attempt to remedy it.

iii.	Warranty Period. The above warranty obligations shall continue during the term of this SOA and during the term of the Service Level Agreement entered into between the Parties after the termination of this SOA.

iv.	Exclusions. This warranty excludes any claims for loss or damage which are caused by Customer, its sublicensees, or third parties.

i.	Intellectual Property Indemnification. Intellectual Property indemnification shall be provided by Customer and Developer, respectively, as set forth in that certain Master Service Agreement entered into by and between the Parties.

j.	Termination.

a.	In General. This SOA may be terminated by either Party upon written notice if the other Party breaches any material term or condition of this SOA and such breach remains uncorrected for thirty (30) days following written notice from the non-breaching Party specifying the breach.

b.	Initial Evaluation. Either Party may terminate this SOA immediately upon written notice between the 30th and 45th day following the Effective Date of this SOA for any reason at such Party’s sole discretion; provided, however, if Customer terminates this SOA per this paragraph, Customer shall pay all net undisputed amounts due to Developer, whether invoiced before or after notice of termination, and all payments made by Customer prior to the notice of termination are non-refundable; provided further, however, if Developer terminates this SOA per this paragraph, Developer shall refund to Customer an amount such that Customer shall pay only fifty percent (50%) of all net undisputed amounts that are invoiced to Customer, whether invoiced before or after notice of termination.

c.	Incapacity of Developer. Customer shall have the right to immediately terminate this SOA by providing written notice and without giving Developer a chance to cure, in the event Developer: (i) terminates or suspends its business; (ii) becomes subject to any bankruptcy or insolvency proceeding or any other proceeding concerning Developer’s insolvency, dissolution, cessation of operations, reorganization or indebtedness or the like, and such proceeding is not dismissed within sixty (60) days; or (iii) becomes insolvent or is unable to pay its debts in the ordinary course of business or makes an assignment for the benefit of its creditors or becomes subject to direct control by a trustee, receiver or similar authority.

d.	Opportunity to Cure. Prior to termination of this SOA based on a material breach of its terms and conditions, the non-breaching Party must provide the breaching Party with written notice of the breach by identifying the specific provision(s) of this SOA that have been breached and the facts supporting such a conclusion. Thereafter, the breaching Party shall have thirty (30) days from such notice to correct the breach. Unless the Parties otherwise agree in writing, this SOA shall automatically terminate on the thirty-first (31st) day following such notice if the breaching Party fails to cure the breach.

e.	Return of Materials. In the event of the termination of this SOA, in whole or in part, Customer shall have the right, at any time, to take immediate possession of the Licensed Materials, and any associated documentation and all copies wherever located, without demand or notice. Developer agrees to deliver, within ten (10) days after termination, all proprietary materials of Customer received or made in connection with this SOA, including copies thereof made by Developer and to certify in writing that all proprietary materials have been returned.

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k.	Non-Solicitation/Non-Competition.

a.	Customer recognizes that Developer’s customers, independent contractors and employees and the corresponding revenue, loyalty and service constitute a valuable asset of Developer. Accordingly, Customer agrees that Customer and its Representatives will not, directly or indirectly, on Customer’s own behalf or on behalf of any other person or entity, (i) interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the Effective Date) between Developer and its customers or clients or any prospective customers or clients, (ii) make an offer of employment, employ, enter into a consulting relationship with, or provide compensation of any kind to any person who is or has been an employee or independent contractor of Developer, or (iii) use or disclose to any person or entity any personal information regarding any of Developer’s employees and/or independent contractors without the prior written consent of Developer for a period of two (2) years following the termination of such person’s relationship with Developer. For purposes of this SOA, “Representative” shall include trustees, executors, partners, members, managers, directors, officers, principals, employees, attorneys, and agents.

b.	If one or more of the provisions of this Section shall, for any reason, be held excessively restrictive by reason of the geographic or business scope or the duration thereof so as to be unenforceable as drafted, such provision or provisions shall be construed and reformed by an appropriate judicial body by limiting and reducing it or them, so that this Section shall be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

l.	Confidentiality of This SOA. The Parties agree that the terms of this SOA including, but not limited to, pricing, licensing, deliverables, and customization requests are, and shall remain, confidential and shall not be voluntarily disclosed by any of them or their respective Representatives except as may be required by law; or by order of a court of competent jurisdiction; or as part of any obligation to disclose in connection with litigation; or as may be required for disclosure to the Party's accounting advisors, legal advisors, spouses, or insurers (provided; however, a Party's accounting advisors, legal advisors, spouses, or insurers shall be informed of this confidentiality agreement and agree to be bound by the terms thereof prior to any disclosure and any court will be asked to impose similar confidentiality restrictions). Prior to disclosure required by law or required by order of a court of competent jurisdiction, or as part of any obligation to disclose in connection with litigation, the disclosing Party shall provide reasonable notice to the non-disclosing Party such that the non-disclosing Party shall have an opportunity to prevent and/or object to disclosure. The Parties also may disclose the terms of the SOA to the extent required to enforce this SOA.

m.	Miscellaneous Provisions.

a.	Other Agreements. Developer and Customer agree that this SOA is subject to, and hereby incorporates by reference, that certain Master Service Agreement entered by and between the Parties. Unless otherwise defined herein, defined terms shall have the meanings as set forth in such Master Service Agreement.

b.	Waiver or Modification of this SOA. No waiver or modification of this SOA or of any covenant, condition or limitation contained in this SOA shall be valid unless in writing and duly executed by all Parties.

c.	Attorneys’ Fees. The prevailing Party in any legal action or other proceeding that may be brought to enforce this SOA or as a result of a dispute, breach, or default thereof shall be entitled to recover its reasonable attorneys’ fees and other costs incurred in connection therewith.

d.	Survival of Terms. Notwithstanding the expiration or termination of this SOA or any renewal period hereof, it is acknowledged and agreed that those rights and obligations which by their nature are intended to survive such expiration or earlier termination shall survive including, without limiting the foregoing, the following provisions: Sections 2 (License Grant), 3 (License Restrictions), 7 (Intellectual Property Rights), 8 (Representations, Warranties and Disclaimers), 9 (Intellectual Property Indemnification), 10 (Termination), 11 (Non-Solicitation/Non-Competition), 12 (Confidentiality of this SOA), and 13 (Miscellaneous Provisions).

e.	No Waiver. The waiver or failure of any Party to exercise in any respect any rights provided for in this SOA shall not be deemed a waiver of any further right under this SOA by such Party.

f.	Severability. In the event that any provision of this SOA shall for any reason be held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, such provision shall be severed from this SOA and the remaining provisions of this SOA shall remain in full force and effect.

g.	Interpretation. In case of ambiguity, inconsistency or incompatibility between any provision contained in this SOA and any other provision contained in this SOA, the provision which is more specific shall prevail over the provision which is more general to the extent of any such ambiguity, inconsistency, or incompatibility, as the case may be.

h.	Headings. The headings appearing at the beginning of the sections and provisions contained in this SOA have been inserted for identification and reference purposes only and shall not be used in the construction and interpretation of this SOA.

i.	Independent Judgment. Developer and Customer acknowledge that: (a) they have read this SOA; (b) they understand the terms and conditions of this SOA; (c) they have had the opportunity to seek legal counsel and advice; and (d) they have relied on their own judgment in entering this SOA.

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IN WITNESS WHEREOF, Customer and Developer have caused this SOA to be signed and delivered by their duly authorized officers to be effective as of the Effective Date.

DEVELOPSCRIPTS, LLC

By:

Name:

Title:

Date:

Sean Peace

By:

Name:

Title:

Date:

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EXHIBIT A - MODIFIED SOFTWARE DEVELOPMENT LIFECYCLE

Below are General Actions to be delivered in each Phase. calculation of the delivery date is based on the start date of March 19th, 2021

SOFTWARE DEVELOPMENT LIFE CYCLE (SDLC)	DELIVERY DATE

PHASE I - REQUIREMENTS GATHERING

In this phase We will be gathering the details of the customer including all document use case, recordings, or website references.

Product Management will take effect Via: Casecamp.com

Start of Work

PHASE II - DESIGN & HTML/CSS

Design Phase

❖    New PSD design -- 20 pages (Home page, Buyer Reg-2, Seller Reg-2, login, Auction Homepage-2, Search page, Listing Page, User dashboard-10)

❖    Customization of other pages acc to theme

❖    Admin side Customization

❖    Mobile Responsiveness

❖    Example Design Template: projects.invisionapp.com

○    Color scheme of Client’s Choosing

○    Clean with minimum clutters

▪    Register or Login

3 weeks from Phase I

PHASE III - DEVELOPMENT & IMPLEMENTATION

Development Phase

Appendix A: ppt. presentation

Video Reference Link:

❖    dropbox.com/s/owgfvyngra8qyro/Auction%20Strategies_HQ_2.mp4?dl=0

Home page

❖    Simple:

a.    Upcoming auctions

b.    Login / Signup.

c.    Search Option

d.    FAQ.

e.    User support.

f.     Static pages:

▪    About us

▪    How it works

▪    Terms and conditions

▪    Contacts

▪    Cookies, GDPR, privacy policies

5 weeks from Phase II

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Sign-in/Register page: https://docs.google.com/document/d/1uqxiVM9anlVK4yaWgD1wkbscD9S4JUIBO84COyXsO00/edit

❖    Registration and login

a.    Account Type(s):

▪    Buyers – users bidding on shares

▪    Admin – Owners of the website

b.    Registration:

▪    First Name

▪    Last Name

▪    Phone #

▪    DOB

▪    Address Details

▪    Social Security

▪    Agree to Terms & Conditions Checkbox

▪    Connect your Bank à Payment Gateway

●    Plaid API: https://plaid.com/docs/api/

c.    New Buyers will need to place their Card information on account before bidding on shares.

Bid engine and Payment Integration:

❖    Standard Auction Features:

a.    Set alerts for auctions start / end dates

b.    Alert on being outbid – Email / SMS

c.    starting bid price

d.    Start & end, date & time of auction

e.    Auction countdown timer: 48 hours

f.     Number of bids already-submitted, masked usernames/nicknames of bidders with amounts

❖    Test the waters auction (before the real one) – Auction happens before the REAL auction, in which it will place the winners of TTW into the real auction.

a.    Free-for-all contest

b.    If you participate in the test the water auction, you get the shares first.

▪     Please note: Anyone who participates in the test the waters auction can NOT have any preferential treatment when it comes to being first in line when the offering goes live.

❖    Multi-unit Auctions: Once all of the shares are “allocated” then the next bidder that comes in Past their XXX available, it will bid out the last bidder

a.    Who gets kicked out of the auction? – the last share buyers after the initial cost is removed.

b.    first come first server gets the BIGGEST advantage

c.    the shares would stay at $XXX/Unit bid until all units are sold out

d.    Once the offering goes live, we can NOT change the price for someone who has already purchased shares.  We CAN release more shares at a higher price.

e.    the main point is that the offering will not be in an auction format, it will only be a sale.  100 shares at $10, when they sell out, then maybe $100 shares at $11 and so on.  Or maybe they all sell at just $10 period.

❖    Proxy bid: ASSURE your bid will be at the top of the bid as the next unit in line before everyone else loses their shares.

❖    Buy Now: make it easy for them to just click one button to buy their shares. Buy now happens After the TTW auctions, meaning the LIVE is e-commerce.

❖    Auction ends: winning amount and winning bidder flashes on bidding screen

❖    Winner(s) are determined based on:

a.    Could have 4/5 offerings going at once.

b.    When the auction ended, those people will be migrated to the real auction.

c.    Version 1: no auction mechanism on the real auction

d.    Email is sent to confirm those users that the REAL auction will start tomorrow, and if they would like to ensure they keep those shares to move forward.

e.    Feedback Rating & Comments

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❖    Payment gateway – PayPal, Credit/Debit, ACH, Stripe

a.    Escrow (Primetrust) API: https://documentation.primetrust.com/

❖    Docusign API integration - https://www.docusign.com/products/apis

❖    APIs to potentially create a different view that is a music dashboard.

a.    Include additional data form chart metric

b.    API - https://api.chartmetric.com/apidoc/

❖    BlockChain Integration: NFT

a.    Ability to demand a digital asset crypto to be placed between

▪    for each share, create an NFT

b.    One token is attached to the share. The other token is just of the song.

Seller and Buyer Dashboard:

❖    Personalizing Options

a.    User account setting / Addresses

b.    Forgot password

c.    Referral System

d.    searches on Dashboards

e.    History Page

f.     determine their level of notification (Email / SMS).

g.    able to view the past auctions into which he has registered on clicking on any auction, the user will be able to view the status of the auctions:

▪    Upcoming

▪    On Going

▪    Completed

PHASE IV – ADMIN FEATURES

Admin Phase

a.    Admin Panel requirements with customization

b.    Manage users

c.    Admin accounting: be able to approve the finances & payments / shares for investors.

d.    Manage Auction/Lots/catalogue

a.    Manage Live auctions & Time(s)

e.    Transaction and shipping Management

f.    Reports same as auctioneer page including Auctioneer report

g.    Email Notifications customization

a.    Notification of Product emailed out to registered buyers

h.    payment management system.

i.    Testing Phase -- (50 test cases)

j.    Project Management

2 weeks from Phase III
Phase V – Delivery	DELIVERY

Service Order Agreement	DevelopScripts _______ Customer _______	Page 10

After going live, you have the option to choose one of these 12-month Maintenance contract Plans:

Plan A: $1,000 / Month

●	Includes 60 hours for (Maintenance, New development time, Server admin for Live & Test servers, SEO services and Test server in AWS)
●	When the 60 hours are exceeded, there will be additional charge on support or change requests for $20/Hour flat rate for remote developer or $30/hour for US developer.
●	Any unused hours can be rolled over for next month for the period of 12 months.
●	This Plan includes our Licensing Fee After 1 year of website going Live
●	We will Support for any Existing issues via Email / Phone, or WebEx Teams

Plan A: $500 / Month

❖	Includes 20 hours for Maintenance, New development time, Server admin for Live & Test servers and Test server in AWS.
❖	When the 20 hours are exceeded, there will be additional charge on support or change requests for $25/Hour flat rate for remote developer or $30/hour for US developer.
❖	Any unused hours can be rolled over for next month for the period of 6 months.
❖	This Plan includes our Licensing Fee After 1 year of website going Live
❖	We will Support for any Existing issues via Email only

Plan B:

1.	Flat rate of US $30/Hour for remote developer or US $40/hour for US Developers.
2.	Test server payment of AWS is estimated around $50-$75 per month. Estimates of AWS are determined accurately by their sheet.

CUSTOMER SELECTED PLAN: ______________.

Average Estimate on Hosting and Maintenance

1.	Live Hosting Per Year $1,800
2.	Dev Server per Year $900
3.	If Plan A above, then maintenance for 24/7 support is $9,600

LIVE Server Hosting is NOT included at the base monthly rate of $75.00 per AWS EC2 instance (additional charges may apply based on high website traffic).

Our load testing costs are estimated based on 200 products and 3-150 users bidding actively with reverse, snipers, and auto bidding. When the traffic exceeds the above then price will be based on AWS calculations at: https://calculator.s3.amazonaws.com/index.html. (Live Price can range from $75 to $300) and DevelopScripts will share the Dashboard on Prices that AWS charges

Once this contractual obligation is fulfilled, we expect (but not required), Sean Peace should have all necessary insurance prior to live launch such as:

1.	Business Policy
2.	Errors and omission for their end user customer)

Service Order Agreement	DevelopScripts _______ Customer _______	Page 11

Customer hereby acknowledges and agrees that material modifications to the Modified Software Development Lifecycle set forth in this Exhibit A, as requested by Customer, must be made in writing, and agreed upon by Developer per the terms and conditions as set forth in a Change Order. Material modifications, as contemplated herein, include, without limitation, changes in project plans, scope, specifications, schedule, design, requirements, service deliverables, software environment, and server administrative charges, and Developer shall not be obligated to perform any tasks associated with material modifications until a Change Order is entered into addressing, without limitation, modifications arising from, related to, or connected with time, scope, costs, and/or terms and conditions.

Customer also hereby acknowledges and agrees that Customer’s involvement and responsiveness plays a critical role in the successful and timely delivery and completion of the Modified Software and, toward this end, Customer shall:

1.	Quickly learn to use Basecamp or Casecamp (Developer will provide documentation to assist).
2.	Exclusively use Basecamp or Casecamp to communicate development comments to Developer throughout the Modified Software Development Lifecycle via “To-Do” or “Case” files that have been previously created by the Project Manager.
3.	Only contact the Project Manager to request the creation of new “To-Do” or “Case” files.
4.	Answer inquiries from Developer within 24 hours.
5.	Pay all third-party server fees on a timely basis.
6.	Communicate directly with Project Manager only (and not communicate directly with developers via phone calls, Skype chats, or any other means).
7.	Contact Developer for any inquiries or emergencies outside of Project Manager at +1 972-200-5516.
8.	Attend a call with Developer via Skype or WebEx upon completion of your project (Delivery Phase) to confirm all of the phases of the project have been delivered as set forth in the Modified Software Development Lifecycle set forth in this Exhibit A.
9.	Maintain a presence in Basecamp or Casecamp; should Customer not be engaged in Basecamp or Casecamp for more than three (3) weeks without written notice to Developer as set forth in the SOA, Developer will administratively close Customer’s project and will only administratively open Customer’s project upon payment of a $500 reinstatement charge; and
10.	Limit project related WebEx conference calls to a maximum of 25.

SEAN PEACE

By:

Name:

Title:

Date:

Service Order Agreement	DevelopScripts _______ Customer _______	Page 12

EXHIBIT B – FEES AND PAYMENT

Licensing Fees	Cost
[1 LICENSING] - Unlimited Subscribers Your license is unrestricted to any number of products, bids and categories or subcategories	$2,750/Year
[1 TIME COST] – IOS Application	$3,000
[1 TIME COST] – Android Application	$3,000

Note: **Enterprise Plan based on the Sales Transaction Revenue per year as below

1.	Less 5 Million in Transactions than license Fee is $2,750/Year.
2.	More than 5 Million less than 10 Million in Transactions than license Fee is $4,999/Year.
3.	More than 10 Million and less than 100 Million in Transactions than license fee is $9,999/Year

Description of Fees	Cost
Logo Installation	$350 [INCLUDED]
6-Month Development Hosting	$300
Design – 20 pages [Phase II]	$3,750
Development [Phase III]	$8,700
Additional Development: Blockchain NFT ● 125 hours to be included for Developer Work, Rated @ 50/Hr. ● If scope increases, this is subjected to change. Use case will be mentioned under Design Phase. ● Additional 50 hours for Development of Base Site (similar to Velvetcricket)	$7,250
Escrow [PrimeTrust] API Integration	$1,250
Development (Admin side) [Phase IV]	$2,000
Testing / Project Management	$1,500
Code Review	$1,000

Estimated Cost: $34,500

Payment Submission Schedule	Amount Due
Start of Work	$6,900
Phase II - Complete	$6,900
Phase III – Complete	$6,900
Phase IV - Complete	$6,900
Delivery	$6,900

Service Order Agreement	DevelopScripts _______ Customer _______	Page 13

EXHIBIT C – CUSTOMER ACKNOWLEDGMENT

Customer understands, acknowledges, and agrees that:

1.	After completion of the Modified Software by Developer because the Modified Software is owned by Developer, it is an ongoing requirement that Customer must maintain a license issued by Developer to use the Modified Software.

2.	A license to use the Modified Software is included in the Service Level Agreement; and

3.	The Service Level Agreement contains terms and conditions including, but not limited to, an obligation that Customer must make monthly payments for maintenance, additional development charges and/or license fees that if not made on a timely basis (time is of the essence) will result in, without limitation, termination of Customer’s continued ability to use the Modified Software.

4.	Customer and/or Authorized Users shall be responsible for acquiring and installing any computer hardware, mobile devices, and operating systems necessary to use the Software including but not limited to ________________________________________

_____________________________________________________________________________________________________

_____________________________________________________________________________________________________

_____________________________________________________________________________________________________

_____________________________________________________________________________________________________.

SEAN PEACE

By:

Name:

Title:

Date:

Service Order Agreement	DevelopScripts _______ Customer _______	Page 14